FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant's name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___×___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___×___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___×___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This report on Form 6-K contains the following:

1. Semi-Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.

(Registrant)

Date February 12, 2004

By

Takashi Hatchoji

Vice President and Executive Officer

(English Summary)

Semi-Annual Report pursuant to Article 24-5.1 of the Securities and Exchange Law of Japan

For the first half of 135th business term (from April 1, 2003 to September 30, 2003)

Hitachi, Ltd.
Tokyo, Japan

Note: This is an English summary of the Semi-Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance on December 25, 2003 pursuant to the Securities and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.

Cautionary Statement

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends are used to assist readers in identifying these "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports; uncertainty as to Hitachi's access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies; uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi's periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Outline

1. Changes in Major Consolidated Subsidiaries

In April 2003, Hitachi, Ltd. (the "Company") transferred its semiconductor operations centered in system LSIs to a new company, Renesas Technology Corp., which was incorporated jointly by the Company and Mitsubishi Electric Corporation and accounted for under the equity method by the Company. Accordingly, Eastern Japan Semiconductor Technologies, Inc., Hitachi Semiconductor and Devices Sales Co., Ltd., Northern Japan Semiconductor Technologies, Inc., Trecenti Technologies, Inc., Hitachi Semiconductor (America) Inc., Hitachi Semiconductor (Europe) GmbH and Hitachi Semiconductor (Malaysia) Sdn. Bhd., which had been subsidiaries of the Company, are accounted for under the equity method by the Company.

The total number of consolidated subsidiaries is 967 as of September 30, 2003.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of September 30, 2003)

Information & Telecommunication Systems	84,369
Electronic Devices	25,711
Power & Industrial Systems	76,914
Digital Media & Consumer Products	33,081
High Functional Materials & Components	49,115
Logistics, Services & Others	28,824
Financial Services	4,162
Corporate	3,227
Total	305,403

The number of employees of Hitachi, Ltd. was 35,263 as of September 30, 2003.

The Business

1. Operating Results

During the half-year under review, in Japan there was an increase in private-sector plant and equipment investment, but with personal spending remaining sluggish and public works investment continuing to languish, moves toward economic recovery lacked strength. Overseas, the U.S. recovery gained strength and European economies also showed improvement. Overall, Asian economies were steady.

Against this backdrop, the Hitachi Group (Hitachi, Ltd. and its consolidated subsidiaries and equity-method affiliates) made efforts to lower costs and improve productivity, focused plant and equipment investment on carefully selected growth sectors and reorganized operations to boost competitiveness. Net sales during the half-year period rose 3% year on year, to JPY 4,041,407 million. Operating income decreased 67%, to JPY 20,239 million. Other income amounted to JPY 111,934 million, JPY 85,222 million more than the corresponding period of the preceding fiscal year due primarily to an increase in net gain on securities. Other deductions decreased JPY 13,263 million, to JPY 41,670 million. As a result, income before income taxes and minority interests rose 170%, to JPY 90,503 million. Net income decreased 5%, to JPY 5,384 million.

The results for the half-year are analyzed by industry segment in the following overview. Segment sales figures include intersegment sales.

In Information & Telecommunication Systems, sales of services increased due to a solid performance of outsourcing services, but software sales were sluggish. In SAN/NAS storage solutions, orders for the Company's disk array subsystems increased 58% in terms of disk capacity, but overall, sales declined due to the appreciation of the yen and the sluggish state of the domestic market. Hard disk drives (HDD) sales were bolstered by the inclusion of sales from the HDD operations acquired from IBM Corporation, and sales of telecommunication equipment were brisk.

Segment sales rose 20% year on year, to JPY 1,053,279 million. Operating income fell 87%, to JPY 5,399 million, partly attributable to an operating loss recorded by the HDD business.

In Electronic Devices, although sales of large-size LCDs were depressed by declining prices, small and medium-size LCDs for mobile phones did well, with both sales and production levels being up compared to the same period of the preceding fiscal year. Segment sales decreased 21% year on year, to JPY 607,529 million, due to the effect of the April 2003 transfer of system LSI and other semiconductor operations to equity-method affiliate Renesas Technology Corp. Operating income amounted to JPY 3,675 million, an improvement of JPY 11,593 million compared to the same period of the preceding fiscal year.

In Power & Industrial Systems, construction machinery recorded higher sales in overseas markets, especially China. Sales of automotive products were boosted by the inclusion of sales of UNISIA JECS Corporation (currently Hitachi Unisia Automotive, Ltd.), which became a consolidated subsidiary in October 2002 through an exchange of shares. However, sales of power generation equipment and equipment for public-works and industrial applications languished. There was a decline in orders received by the segment's main division, the Company's Power & Industrial Systems. As a result, at JPY 1,073,439 million, segment sales showed little change. Operating income declined 29%, to JPY 7,935 million.

In Digital Media & Consumer Products, brisk sales were recorded by plasma TVs and projection TVs, and sales of recordable DVD media were also higher. However, sales of room air conditioners and washing machines were sluggish. Sales of optical storage products declined, reflecting the impact of falling prices. Thus, segment sales decreased 2%, to JPY 585,411 million. Operating income declined 87%, to JPY 728 million.

In High Functional Materials & Components, sales of equipment and construction materials were sluggish, while overall, sales of materials and parts for LCDs did well, and good growth was also recorded by materials and parts for automotive applications. The combined total of orders received by Hitachi Cable, Ltd., Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd. amounted to JPY 332,412 million, an increase of 2% from the same period of the preceding fiscal year. As a result, segment sales rose 1%, to JPY 622,206 million. Operating income rose 2%, to JPY 9,233 million.

In Logistics, Services & Others, logistics business showed a solid performance. However, segment sales decreased 13%, to JPY 612,969 million. This was attributable to the effect of the transfer of the HDD and semiconductor sales operations of overseas sales companies to subsidiaries and affiliated companies of the Information & Telecommunication Systems and Electronic Devices segments. The segment recorded an operating loss of JPY 397 million, representing a year-on-year negative reversal of JPY 1,854 million.

In Financial Services, leasing of industrial equipment turned in steady results, but automobile loans to individuals were sluggish. Segment sales declined 9%, to JPY 267,923 million. Operating income decreased 56%, to JPY 8,195 million.

Results are analyzed by geographic segment in the following overview. Segment sales figures include intersegment sales.

In Japan, outsourcing and other services performed well, and sales of LCDs were also higher. However, sales of power generation equipment and equipment for public-works and industrial applications languished. Sales of system LSIs and other semiconductors were also impacted by the transfer of operations to an equity-method affiliate. Thus, sales by this geographic segment declined 4% from the same period of the preceding fiscal year, to JPY 3,378,398 million. Operating income decreased 43%, to JPY 37,208 million.

In Asia, while semiconductor sales decreased due to the transfer of semiconductor operations, HDD sales were boosted by the acquisition of HDD operations. As a result, sales by this geographic segment increased 25%, to JPY 600,425 million. The segment recorded an operating loss of JPY 513 million, representing a year-on-year negative reversal of JPY 8,253 million.

In North America, semiconductor sales decreased due to the transfer of semiconductor operations, and sales of power generation equipment were weak. However, HDD sales were boosted by the acquisition of HDD operations, and the SAN/NAS storage solutions business turned in a solid performance. Sales by this geographic segment amounted to JPY 412,315 million, which was substantially the same as the same period of the preceding fiscal year. Operating income decreased 44%, to JPY 1,714 million.

In Europe, semiconductor sales decreased due to the transfer of semiconductor operations, but sales of digital media products and LCDs were brisk, and HDD sales were boosted by the acquisition of HDD operations. Sales by this geographic segment rose 7%, to JPY 202,083 million. Operating income increased 12%, to JPY 7,188 million.

In Other Areas, segment sales increased 32%, to JPY 39,813 million. Operating income increased 83%, to JPY 1,368 million.

2. Cash Flows

(Cash flows from operating activities)
Net income decreased JPY 282 million from the same period of the preceding fiscal year, to JPY 5,384 million, due in part to a decline in operating income in every segment except the Electronic Devices and High Functional Materials & Components segment. While increase in inventories increased JPY 98,193 million from the same period of the preceding fiscal year, to JPY 106,587 million, decrease in receivables amounted to JPY 79,253 million due in part to Hitachi's efforts to upgrade fund utilization efficiency by shrinking receivables and to accelerate collection of accounts receivable by securitization of receivables. Increase in accrued expenses and retirement and severance benefits came to JPY 63,626 million, an increase of JPY 227,687 million from the same period of the preceding fiscal year, due to a decline in the special severance payments related to the early retirement benefits program. Cash flows from operating activities therefore increased JPY 33,090 million from the same period of the preceding fiscal year, to JPY 224,593 million.

(Cash flows from investing activities)
Net investment related to fixed assets, calculated as the total of capital expenditures, purchase of assets to be leased, collection of investment in leases, and proceeds from disposal of rental assets and other property, amounted to JPY 132,291 million, an increase of JPY 36,652 million from the same period of the preceding fiscal year. This was mainly the result of an increase in purchase of assets to be leased due to firm demand. Purchase of investments and subsidiaries' common stock increased JPY 21,716 million, to JPY 63,896 million, while proceeds from the sale of investments and subsidiaries' common stock increased JPY 83,127 million, to JPY 181,296 million, primarily due to the sale of shares of NITTO DENKO CORPORATION, which was an equity-method affiliate. As a result of these factors, net cash used in investing activities increased JPY 28,220 million from the same period of the preceding fiscal year, to JPY 151,179 million.

(Cash flows from financing activities)
As a result of Hitachi's efforts to reduce debt by improving the cash management within the Hitachi Group, payments on long-term debt increased JPY 59,058 million, to JPY 335,337 million, and decrease in short-term debt increased JPY 15,876 million, to JPY 95,112 million. On the other hand, proceeds from long-term debt increased JPY 139,428 million, to JPY 303,036 million, due in part to the issue of debentures by the Company. In addition, the Company's acquisition of its own shares increased JPY 29,790 million, to JPY 30,166 million. As a result of these factors, cash out flows from financing activities decreased JPY 24,107 million from the same period of the preceding fiscal year, to JPY 173,750 million.

As a result of the foregoing, cash and cash equivalents at the end of the half-year period under review amounted to JPY 709,084 million, a decrease of JPY 119,087 million from the end of the preceding fiscal year. So-called free cash flows, defined as the sum of cash flows from operating activities and cash flows from investing activities, amounted to JPY 67,414 million, an improvement of JPY 4,870 million from the same period of the preceding fiscal year.

3. Research and Development Expense (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2003
Information & Telecommunication Systems	84,998
Electronic Devices	20,073
Power & Industrial Systems	33,579
Digital Media & Consumer Products	16,783
High Functional Materials & Components	21,633
Logistics, Services & Others	6,432
Financial Services	931
Total	184,429

Capital Investment (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2003	Fiscal 2003 (Revised Forecast)
Information & Telecommunication Systems	37,705	88,000
Electronic Devices	23,079	44,000
Power & Industrial Systems	32,135	63,000
Digital Media & Consumer Products	16,384	34,000
High Functional Materials & Components	31,444	62,000
Logistics, Services & Others	14,360	27,000
Financial Services	239,588	489,000
Eliminations & Corporate items	(13,740)	(27,000)
Total	380,955	780,000

Information on the Company

1. Capital as of September 30, 2003 282,032 million yen

2. Outstanding Shares (Common Stock)

Number of outstanding shares as of September 30, 2003: 3,368,124,286 shares
Number of outstanding shares as of December 25, 2003: 3,368,124,286 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the Luxembourg, Frankfurt, Amsterdam, Paris and New York stock exchanges overseas.

3. Major Shareholders

(As of September 30, 2003)

	Name of Shareholders	Number of Shares	Percentage to Total Outstanding
1	Japan Trustee Services Bank, Ltd.	211,389,000	6.28%
2	NATS CUMCO*	186,108,080	5.53
3	The Chase Manhattan Bank, N.A. London	168,458,263	5.00
4	The Master Trust Bank of Japan, Ltd.	164,277,321	4.88
5	Nippon Life Insurance Company	112,772,960	3.35
6	State Street Bank and Trust Company	87,989,148	2.61
7	Hitachi Employees' Shareholding Association	86,143,952	2.56
8	The Dai-Ichi Mutual Life Insurance Company	79,080,222	2.35
9	Morgan Grenfell and Co. Limited	75,313,000	2.24
10	Hitachi, Ltd.	69,798,603	2.07

*NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company's American Depositary Receipts (ADRs) holders.

4. Share Price

The following table sets forth the reported high and low sales prices of the Company's common stock on the Tokyo Stock Exchange.

	Price Per Share of Common Stock (Yen)	
	High	Low
Monthly Information		
April 2003	441	366
May 2003	478	402
June 2003	520	465
July 2003	643	514
August 2003	642	484
September 2003	706	608

Financial Statements

The interim consolidated financial statements of Hitachi, Ltd. and its subsidiaries were included in the Form 6-K which was submitted to the SEC on January 7, 2004.